Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11266

SUPPLEMENT DATED DECEMBER 17, 2020

TO OFFERING CIRCULAR DATED AUGUST 12, 2020

Winc, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated August 12, 2020 of Winc, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated August 12, 2020 is available HERE.

The purpose of this supplement is to

•	Announce the Company’s intention to terminate the offering described in the Offering Circular on January 5, 2021, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Series E Preferred Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after January 5, 2021 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.